SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D*
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)1

Charles River Laboratories International, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

159864107
(CUSIP Number)

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

--------------------------
1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 159864107	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,937,795
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,937,795
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,937,795
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.6%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 159864107	SCHEDULE 13D	Page 3 of 5 Pages

Item 1.	SECURITY AND ISSUER

The Schedule 13D filed on June 7, 2010 (the “Schedule 13D”), as amended by Amendment No. 1 filed on June 16, 2010, Amendment No. 2 filed on July 9, 2010 and Amendment No. 3 filed on July 16, 2010 by JANA Partners LLC, a Delaware limited liability company relating to the shares ("Shares") of common stock, $0.01 par value per share, of Charles River Laboratories International, Inc., a Delaware corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 4 to the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND.

Paragraph (a) of Item 3 of the Schedule 13D is being amended and restated as follows:

(a)           This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds the Shares of the Issuer in various accounts under its management and control, including but not limited to, 307,782 Shares (the "SP13 Shares") held in Segregated Portfolio 13 ("SP13"), a managed account for which the Reporting Person serves as investment manager. The principals of the Reporting Person are Barry Rosenstein and Gary Claar (the "Principals").

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is being amended and restated as follows:

The 4,937,795 Shares reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $157.6 million.  The Shares beneficially owned by the Reporting Person were acquired with investment funds in accounts under management.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Person initially acquired the Shares because it believed the Shares were undervalued and represented an attractive investment opportunity.  The Reporting Person also publicly opposed the proposed acquisition of WuXi PharmaTech (Cayman) Inc. by the Issuer, which acquisition was subsequently terminated.  The Issuer filed a 10-Q on November 4th, 2010 reporting a reduced number of shares outstanding, increasing the percentage of outstanding Shares owned by the Reporting Person reported herein.  The Reporting Person intends to engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the Issuer’s business, operations, management, board composition and representation, governance, strategy and future plans.

        Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The Reporting Person intends to review its investment in the Issuer on a continuing basis and depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred in Item 4 of Schedule 13D.

CUSIP No. 159864107	SCHEDULE 13D	Page 4 of 5 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a), (b) and (c) of Item C of the Schedule 13D is being amended and restated as follows:

(a)           The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 57,720,230 Shares outstanding, which is the total number of Shares outstanding as of October 15, 2010 as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 4, 2010 for the period ended September 25, 2010.

As of the close of business on November 4, 2010, the Reporting Person may be deemed to beneficially own 4,937,795 Shares constituting approximately 8.6% of the Shares outstanding.

(b)           The Reporting Person has sole voting and dispositive powers over the 4,937,795 Shares, which powers are exercised by the Principals. Notwithstanding the foregoing, pursuant to a Subadvisory Agreement with SP13, in certain circumstances SP13 has the right to override the voting decisions made by the Reporting Person with respect to securities held in SP13, including the SP13 Shares, and has the right to terminate its Subadvisory Agreement with the Reporting Person.

(c)           There have been no transactions in the Shares effected by the Reporting Person during the past sixty days.

CUSIP No. 159864107	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2010

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Deputy General Counsel